Exhibit 10.4

Sequa Corporation

200 Park Avenue
New York, NY 10166
212-956-5500

May 10, 2006

Mr. Gerard M. Dombek
13539 Sunset Ridge Lane
St. Louis,   MO   63128

Re: Employment Agreement Extension

Dear Jerry:

Reference is hereby made to that certain Employment Agreement dated as of May 31, 2005 by and between Sequa Corporation and you (the "Employment Agreement"). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Employment Agreement.

This letter shall confirm that the Employment Term as set forth in Section 3 of the Employment Agreement shall be extended for an additional two (2) years from and after May 31, 2006 through May 31, 2008.

All other terms and conditions of the Employment Agreement shall remain in full force and effect and are hereby ratified by Executive and Company.

If the foregoing confirms your agreement and understanding, please so indicate by signing in the space provided below and returning one (1) original of this letter to me.

Very truly yours,

Sequa Corporation

/s/ Martin Weinstein
Martin Weinstein
Vice Chairman and Chief Executive Officer

Acknowledged and Agreed
this   16   day of   May   , 2006

/s/ Gerard M. Dombek
Gerard M. Dombek